October 23, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:

Hellenic Telecommunications Organization S.A.

Form 20-F for the fiscal year ended December 31, 2008

Filed June 30, 2009

File No. 001-14876

Dear Mr. Spirgel:

We welcome the SEC’s comments (letter dated September 24, 2009 attached to fax cover page dated September 25, 2009) regarding the Form 20-F of Hellenic Telecommunications Organization S.A. (the “Group”) for the fiscal year ended December 31, 2008, which was filed with the SEC on June 30, 2009. We very much appreciate your effort to assist us in our compliance with applicable disclosure requirements as well as to enhance the overall disclosure in our filings for the benefit of our investors.

Please note that, for ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in your comment letter and we have first set forth your comment in full, followed by our response.

Form 20-F for the fiscal year ended December 31, 2008

Notes to the Consolidated Financial Statements

3. Significant Accounting Policies, page F-12

12. Recognition of Revenues and Expenses, page F-17

1.

Comment:

Describe for us in more detail your policy with respect to airtime and acquisition commission costs paid to master dealers. In this regard, we note that you expense certain costs as incurred and defer certain costs over the contract period. Clarify for us and in future filings the distinction between these types of costs and tell us your basis in the accounting literature for your policy.

Response:

Commissions are paid by the Group to master dealers for the acquisition of mobile subscribers through their networks. These commissions are as follows:

a)

A connection commission for each new mobile subscriber acquired or for the renewal of existing subscribers under the same terms and conditions as that of a new subscriber. The commission is a predetermined fee multiplied by the number of new or renewed subscribers per dealer.

b)

A target connection commission for achieving certain performance goals (target connection bonuses). The goals are based on the number of new connections achieved by the master dealer within a one-, three- or six- month period (Commissions are set based on the target agreed multiplied by the number of connections). If the target is achieved, the target connection commission, which is a specific amount per subscriber, is paid for all new subscribers acquired during the related period. The period over which the target must be achieved is always during the respective fiscal year and does not go beyond fiscal year-end.

c)

Airtime commission which is based on a percentage of the airtime revenue from mobile subscribers acquired through the respective master dealers.

With respect to the commission costs referred to in (a) and (b) above and, to the extent such costs are determined to be recoverable over the term of the non-cancellable contract, the Group defers these commission costs and amortizes them on a straight-line basis over the duration of the non-cancellable subscription contract (either 12 or 24 months), thereby matching the monthly fee revenues from subscribers with the related direct acquisition costs. As mentioned above these subscription contracts are non-cancellable (i.e. the client must pay the minimum monthly fixed fee for the whole period of the contract, even if they choose to cancel the subscription) and they are legally enforceable.

The outstanding balance of deferred commission costs amounted to approximately Euro 35.5 million at December 31, 2008. Of this balance, approximately Euro 30.3 million related to the connection commissions and approximately Euro 5.2 million related to target connection commissions.

The basis in the accounting literature for deferring acquisition commission costs is IAS 38 Intangible Assets; in particular, commissions are deferred if they meet the recognition criteria of an intangible asset as defined by IAS 38 Intangible Assets.  Of particular consideration is:

➢

Whether the company has a contract with the subscriber, based on which it will receive future income (It is probable that the costs will be recovered through the future monthly fees received) – [IAS38.21 An intangible asset shall be recognized if, and only if: (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and, (b) the cost of the asset can be measured reliably.]

➢

This contract is a truly “enforceable” contract, the subscriber remains committed to this contract (if subscriber leaves before that, he is obliged to pay at least the fixed monthly fee for the 12 or 24 months) – [IAS 38.12 (b) arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.]

The airtime commission referred to in (c) above is expensed as incurred. The airtime commission is based on a percentage of the revenue generated by subscribers which is also recognized as earned.

The reference to acquisition commissions in the first sentence of the related policy disclosure is incorrect. The first sentence as disclosed reads as follows:

“Airtime and acquisition commission costs due to the Group’s master dealers for each subscriber acquired through their network are expensed as incurred”

and should read as follows:

“Airtime commissions due to the Group’s master dealers for each subscriber acquired through their network are expensed as incurred”.

In future filings we will amend our accounting policy disclosure with respect to the above.

5. Goodwill, page F-28

1.

Comment:

We note that you assumed a downward rate of change of revenue in the goodwill impairment test for your Romania cash generating unit. Explain for us how you estimated the rate of increase of revenue for this unit and clarify your disclosure which states that the rate ranged from 38-3%. In addition, tell us and disclose, in future filings, the carrying amount of goodwill allocated to each cash generating unit, as required by paragraph 134(a) of IAS 36.

Response:

Cosmote Romania is the main component of our Romanian cash generating unit (“CGU”). Cosmote Romania started operations in May 2000, but it subsequently suspended operations, to re-launch in December 2005 and is currently one of the three GSM mobile telecommunications providers in Romania.

The estimated annual rate of growth of revenues for the Romanian CGU over the next 10 years starts at 38% (thirty-eight per cent) in 2009 and decreases to 3% (three per cent) annual growth in 2018. More specifically, the annual net revenues, the rate of change of revenues per annum and the related market share used were estimated as follows:

Years	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Net service revenues (Euro millions)	300	415	515	616	683	739	793	837	884	924	957
Revenue growth	93.0%	38.4%	23.9%	19.6%	10.9%	8.2%	7.3%	5.5%	5.6%	4.5%	3.6%
Market share	20.5%	22.4%	24.0%	25.1%	25.8%	26.5%	27.1%	27.6%	28.0%	28.3%	28.6%

The rate of revenue growth is taken from our latest approved business plan. The main driver of the significant increase in revenues in the first years of the business plan is the expected strong increase of the subscribers’ base which is expected to be due to our efforts to increase our market share and also due to the increase in the overall mobile market penetration in Romania. The Romanian mobile telecom market is expected to mature during the latter years of the business plan. This trend is also reflected in the results for 2007 and 2008. The total subscribers’ growth from 2007 to 2008 was 57% while our market share increased from 15.6% to 20.5%.

With the re-launching of Cosmote Romania in December 2005, we started with a low revenue and subscriber base. The projected increase in subscribers and net revenues in the first few years are expected to be significant while as we grow and capture a larger market share, we expect a downward trend in the growth rates.

The increase in Cosmote Romania’s revenues in 2008 was 93%, as compared to 2007 while, for 2009, we are on track with our projected revenue growth of 38%. Thus, we believe that the revenue growth pattern in 2009 and onwards is achievable.

The carrying amount of goodwill allocated to each cash generating unit as of December 31, 2008, is as follows:

(Amounts in Euro millions)	Greece	Romania	Bulgaria	Albania	Skopje	Total
Goodwill	376.8	26.2	60.3	61.8	5.6	530.7

We will disclose, in future filings, the carrying amount of goodwill allocated to each cash generating unit, as required by paragraph 134(a) of IAS 36.  In preparing our response letter to you we noted that the goodwill allocated to the Skopje CGU of Euro 5.6 million should have been classified in the Balance Sheet line “assets classified as held for sale” as it relates to COSMOFON, which is classified as held for sale in the Balance Sheet.  Although the amount of goodwill allocated to the Skopje CGU of Euro 5.6 million is not significant to our December 31, 2008 balance sheet, in our next filing for the fiscal year ending December 31, 2009, we will reclassify the then December 31, 2008, comparative carrying amount from the Balance Sheet line “Goodwill” to “Assets classified as held for sale” in accordance with paragraph 41 of IAS 1R.

Note 23. Other Current Liabilities, page F-52

2.

Comment:

Explain for us in more detail your accounting policy with respect to your investment in COSMOHOLDING CYPRUS LTD. Tell us your basis in the accounting literature for consolidating this entity on a 100% basis. In addition, describe the purpose and terms of the transaction, whereby MICROSTAR Ltd. acquired Class B shares of COSMOHOLDING CYPRUS LTD, which are subject to a redemption feature. Tell us your basis in the accounting literature for the measurement and classification of this redemption feature. Also, tell us where you have classified the changes in the liability balance.

Response:

COSMOHOLDING CYPRUS LTD is consolidated on a 100% basis, even though the legal ownership is approximately 90%, as COSMOTE is considered to have present ownership rights to the benefits of 100% of the shares of COSMOHOLDING CYPRUS LTD and, therefore, of its subsidiary, GERMANOS S.A.  Present ownership has been determined as the Class B shares are non-voting shares, are not entitled to dividends, return of capital, or any distribution of capital or profit or other type of distribution and are redeemable at a determinable price, whereby the Class B shares effectively receive only a lender’s return.  The basis in the accounting literature for consolidating this entity on a 100% basis is IAS 27. IG5 and IG6:

IG5     The proportion allocated to the parent and minority interests in preparing consolidated financial statements in accordance with IAS 27, and the proportion allocated to an investor that accounts for its investment using the equity method in accordance with IAS 28, are determined solely on the basis of present ownership interests. The proportion allocated is determined taking into account the eventual exercise of potential voting rights and other derivatives that, in substance, give access at present to the economic benefits associated with an ownership interest.

IG6     In some circumstances an entity has, in substance, a present ownership as a result of a transaction that gives it access to the economic benefits associated with an ownership interest. In such circumstances, the proportion allocated is determined taking into account the eventual exercise of those potential voting rights and other derivatives that give the entity access to the economic benefits at present.

The purpose of the transaction was to ensure the continued involvement of Mr. Panos Germanos (the previous major shareholder of Germanos S.A,) and the successful management of Germanos S.A. following its acquisition by COSMOTE through its subsidiary, COSMOHOLDING CYPRUS LTD.  More specifically, on January 15, 2007, Mr. Panos Germanos, acquired a 10% interest in COSMOHOLDING CYPRUS LTD via his wholly-owned subsidiary, MICROSTAR Ltd., by taking ownership of 100 Class B shares for a cash consideration of Euro 144.5 million. These shares are redeemable by COSMOHOLDING CYPRUS LTD, or any other party indicated by COSMOTE on December 31, 2009, or December 31, 2011 (the date of redemption is at the discretion of Mr. Panos Germanos).  The redemption price is Euro 144.5 million plus interest of Euribor plus 1.5%.  The payment of interest is subject to certain predetermined business targets being achieved.  The liability is classified as short-term as COSMOTE does not have an unconditional right to defer settlement beyond December 31, 2009 and, also, we expect to settle this amount by such date.

The basis in the accounting literature for the measurement and classification of the redemption feature is the fact that it meets the definition of a financial liability as defined by IAS 32 Financial Instruments: presentation, paragraph 11, definitions, as it comprises a contractual obligation to deliver cash. Initial recognition was at fair value plus transaction costs and subsequent measurement is at amortized cost, in accordance with IAS 39 Financial Instruments: Recognition and Measurement paragraphs 43 and 47.  The liability was classified as current based on IAS 1 Presentation of financial statements paragraph 69 (c) and (d).

IAS 32.11 Definitions

A financial liability is any liability that is:

(a)

a contractual obligation:

(i)  to deliver cash or another financial asset to another entity; or

(ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity;

IAS 39.43 When a financial asset or financial liability is recognized initially, an entity shall measure it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

IAS 39.47 After initial recognition, an entity shall measure all financial liabilities at amortized cost using the effective interest method, except for:…….

IAS 1 69     An entity shall classify a liability as current when:

 (a)    it expects to settle the liability in its normal operating cycle;

 (b)    it holds the liability primarily for the purpose of trading;

 (c)  the liability is due to be settled within twelve months after the reporting   period; or

 (d)  the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting period.

An entity shall classify all other liabilities as non-current.

The changes in the liability balance have been recorded in the income statement line “interest expense”.

29. Share Option Plan, page F-56

1.

Comment:

We note you approved a Modified Share Option Plan in which you modified pre-existing share options outstanding under the Initial OTE Share Option Plan and replaced options already granted by COSMOTE under that existing plan. Clarify for us and disclose, in future filings, the nature and terms of the Modified Share Option Plan. Describe in more detail the discount calculated on the exercise price and your consideration of this discount in determining the fair value of the options. In addition, explain for us how you accounted for the modification of the OTE plan and the replacement of outstanding options previously granted by Cosmote. Tell us what you mean by your statement that the “incremental fair values of the modifications to the existing COSMOTE plans were not positive so the Group continues to account for these plans as if the modification had not happened”.

             Response:

The reason for the replacement of the Cosmote plans was the delisting of Cosmote’s shares from the Athens Exchange on April 1, 2008. The modification of the OTE Plan and the replacement of the Cosmote plans took place on the same date.

The nature and the main terms of the Modified Share Option Plan are as follows:

•

The Modified Share Option Plan comprises of Basic options (i.e. those granted when a participant first enters the scheme) and Additional options (i.e. those granted on an annual basis to participants). The Share options are granted by the Board of Directors.

•

The preferential grant price of the Modified Share Option Plan for year 2008 is   Euro 19.49, while for the years 2009 and 2010 will be the average market value of our shares for the month (September) preceding the grant of the options.

•

The executives of the Group, to whom Share options are granted, may acquire the shares at the preferential grant price or at a discount (percentage) on the preferential grant price, depending on the executive’s hierarchical level at the time of exercising the Rights, and (i) the achievement of certain targets of both the entity employing them and the Group and (b) high individual performance by the eligible executive.  The discount is as follows:

For top level management, the potential discount is 15%, 20% or 25% if the targets have been achieved (otherwise no discount) and for middle level management, the potential discount is 10%, 15% or 20% if the targets have been achieved (otherwise no discount).

The Options vest as follows:

•

The Basic options will vest gradually (40% upon the completion of the year of the grant, 30% upon the completion of the second year and 30% upon the completion of the third year). The Basic vested Rights may be exercised by the eligible executive in their entirety or partially during April and October of each calendar year following the vesting year (and up to October of the 4th calendar year from the date of their grant).

•

The Additional vested Rights may be exercised by the eligible executive in their entirety or partially during April and October of the first calendar year following the vesting year.

•

In case the said vested Rights are not exercised within the aforementioned time frames they are lost. According to the terms of the plan, vesting of the options depends on the participant remaining in the service of the company.

The total number of Stock Option Rights, which may be granted under the Modified Share Option Plan, cannot exceed 15,500,000 Rights, which corresponds to approximately 3.16% of our shares outstanding at the time of its approval.

The applicable discount for options vested is determined by the Board of Directors. The Group, taking into account anticipated results for December 31, 2008, expected that the discount offered would be 15% for the middle management and 20% for the top management. Furthermore, the Group anticipated that the most probable scenario is that the same discount will apply to options that will vest in the future.  The Group used third-party actuaries to perform the valuation. The exercise price depends on meeting certain targets, that are non-market conditions and, therefore, the measurement of the fair value of the options was done separately for each possible discount, in accordance with IFRS 2 Share-based payment IG 12 example 4, on the modification date.

The expense recorded for the year ended December 31, 2008, is sensitive to the assumption concerning the expected discount on the exercise price.  Ultimately, the cumulative expense is adjusted to match the actual expense, so this assumption does not affect the final total expense.  Depending on the expected discount, the remuneration expense for 2008 ranges from Euro 8.5 million (no discount) to Euro 13.6 million (maximum discount).

IFRS 2 provisions were applied in accounting for the modifications, by measuring, at the modification date, the fair value of both the original and the modified / replacement equity instruments.  In the case of OTE, the fair value of the modified plan was higher than the existing plan and, therefore, the difference (being the incremental fair value or the difference between the fair value of the modified plan and that of the original plan, both estimated as at the date of the modification) is attributed as an expense in the period from the modification date up to the vesting date (as per paragraphs 27and B43a of IFRS 2). For the Cosmote plans, the fair value of the replacement plan, as of the modification date, was lower than the fair value of the original plan as of same date and, as a result, the decrease in fair value was not taken into account and the Group continues to measure the amount recognized for services received as consideration for the equity instruments based on the grant date fair value of the original equity instruments granted, as if the modification has not occurred (as per paragraph B44a of IFRS 2).

In Note 29 [F-56] we state that the “incremental fair values of the modifications to the existing COSMOTE plans were not positive so the Group continues to account for these plans as if the modification had not happened”. What we meant is that the modification was not beneficial to the participants (as described above) and therefore, the services are accounted for as if the modification had never happened. The basis in the accounting literature for this treatment is paragraph B44a of IFRS 2.

We will disclose in future filings, the nature and terms of the Modified Share Option Plan in more detail.

                                                         *****************

We acknowledge that (i) the Group is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff’s comments. We would be happy to assist you further, as necessary, by addressing any additional comments or questions you may have.  Please feel free to contact me directly at +30 210 611 5104.

Yours sincerely,

____________________
/s/ George Mavrakis
Chief Financial Officer
Hellenic Telecommunications Organization S.A.

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